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                                                                     EXHIBIT 6.9


                   [LETTERHEAD OF PAN WESTERN APPEARS HERE]

[LOGO OF PAN WESTERN]

                                February 6, 1996



Mr. Bud E. Livingston
Kato Operating Company
P.O. Box 960
Bristow, OK 74010

RE:  Northwest Antelope Mississippi Chat Unit
     Garfield County, and Noble County, Oklahoma

Dear Bud:

     Pursuant to our conversation yesterday, the following represents my understanding of the agreement reached between Pan Western Energy Corporation ("PWEC") and Bud E. Livingston ("BEL"):

1. Pan Western will pay to BEL monthly, commencing with February 1, 1996 production revenues, an amount equal to 3.93694% of net revenues less 4.77328% of the lease operating expenses attributable to the above referenced unit.

2. Notwithstanding Paragraph 1. above, PWEC will receive the first Six Thousand Dollars ($6,000.00) of net revenues less lease operating expenses attributable to the BEL interest prior to BEL receiving any distributions attributable to said interest.

3. PWEC will pay all workover costs associated with the implementation of the water flood unit hereinabove described and no such costs will be attributed to the BEL interest.

4. In consideration of the remuneration described in Paragraphs 1., 2., and 3., above, BEL will provide to PWEC evaluation and reservoir engineering services relating to the following fields and wells:

     A.   Centrahoma Field, Coal County, Oklahoma
     B.   Borden County, Texas Wells
     C.   West Flowers Unit, Stonewall County, Texas

5. The evaluation and reservoir engineering services to be provided by BEL to PWEC shall be designed to result in recommendations by BEL to PWEC as to how PWEC can maximize the recovery of all its oil
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and gas reserves located in and under the hereinabove described fields and/or wells set forth in Paragraph 4. BEL's recommendations will be accompanied by supporting data as deemed necessary and appropriate to assist PWEC with its annual independent reserve report and sale of any prospect(s), re-works or developmental opportunities identified by BEL in the areas hereinabove set forth in Paragraph 4.

6. For purposes of this agreement, the order of priority of the projects to be undertaken by BEL will be as set forth in Paragraph 4. above. Since it is understood by both parties that time is of the essence, the overall services to be performed by BEL will be completed by June 30, 1996. BEL's services relating to the Centrahoma Field, Coal County, Oklahoma will be completed by February 21, 1996.

7.   The effective date of this agreement is February 1, 1996.

     If the above summation clearly reflects your understanding of the agreement reached between Pan Western Energy Corporation and yourself, please execute the enclosed copy of this letter where indicated and return same to the undersigned as soon as possible.

          My best regards,

PAN WESTERN ENERGY CORPORATION

   /s/ Sid L. Anderson

Sid L. Anderson, President



Accepted:

/s/ Bud E. Livingston
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Bud E. Livingston

Dated:  02-27-96
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